                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                        Change Technology Partners, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  159 111 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 12, 2000
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [x]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 159 111 103                 13G                     PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        L.I.I., L.L.C.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                            3,000,000 (1)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                        - 0 -
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                             3,000,000 (1)
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                         - 0 -
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,000,000 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3% (2)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

        (1) LII, LLC directly holds 75,000 shares of series B Preferred Stock which are convertible into 3,000,000 shares of Common Stock.

        (2) Based on 44,959,000 shares of Common Stock outstanding as of September 18, 2000.

CUSIP NO. 159 111 103                 13G                     PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Mercantile Equity Partners III, L.P.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                            3,000,000 (1)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                        - 0 -
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                             3,000,000 (1)
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                         - 0 -
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,000,000 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3% (2)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

        (1) Solely in its capacity as managing member of LII, LLC. LII, LLC directly holds 75,000 shares of series B Preferred Stock which are convertible into 3,000,000 shares of Common Stock.

        (2) Based on 44,959,000 shares of Common Stock outstanding as of September 18, 2000.

CUSIP NO. 159 111 103                 13G                     PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Mercantile Equity Partners III, L.L.C.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                            3,000,000 (1)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                        - 0 -
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                             3,000,000 (1)
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                         - 0 -
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,000,000 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3% (2)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

        (1) Solely in its capacity as general partner of Mercantile Equity Partners III, LP ("MEP, LP")which is the managing member of LII, LLC. LII, LLC directly holds 75,000 shares of series B Preferred Stock which are convertible into 3,000,000 shares of Common Stock.

        (2) Based on 44,959,000 shares of Common Stock outstanding as of September 18, 2000.

CUSIP NO. 159 111 103                 13G                     PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Michael A. Reinsdorf
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                            - 0 -
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                        3,000,000 (1)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                             - 0 -
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                         3,000,000 (1)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,000,000 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3% (2)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

        (1) Solely in his capacity as managing member of Mercantile Equity Partners III, LLC ("MEP, LLC")which is general partner of MEP, LP. MEP, LP is managing member of LII,LLC. LII, LLC directly holds 75,000 shares of series B Preferred Stock which are convertible into 3,000,000 shares of Common Stock.

        (2) Based on 44,959,000 shares of Common Stock outstanding as of September 18, 2000.

CUSIP NO. 159 111 103                 13G                     PAGE 6 OF 14 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        I. Steven Edelson
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                            - 0 -
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                        3,000,000 (1)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                             - 0 -
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                         3,000,000 (1)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,000,000 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3% (2)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

        (1) Solely in his capacity as a managing member of MEP, LLC and trustee of the Edelson Family Trust which is a managing member of MEP, LLC. MEP, LLC is general partner of MEP, LP which is managing member of LII, LLC. LII, LLC directly holds 75,000 shares of series B Preferred Stock which are convertible into 3,000,000 shares of Common Stock.

        (2) Based on 44,959,000 shares of Common Stock outstanding as of September 18, 2000.

CUSIP NO. 159 111 103                 13G                     PAGE 7 OF 14 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        The Edelson Family Trust dated September 17, 1997
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                            - 0 -
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                        3,000,000 (1)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                             - 0 -
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                         3,000,000 (1)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,000,000 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3% (2)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

        (1) Solely in its capacity as managing member of MEP, LLC which is general partner of MEP, LP. MEP, LP is managing member of LII, LLC. LII, LLC directly holds 75,000 shares of series B Preferred Stock which are convertible into 3,000,000 shares of Common Stock.

        (2) Based on 44,959,000 shares of Common Stock outstanding as of September 18, 2000.

CUSIP NO. 159 111 103                 13G                     PAGE 8 OF 14 PAGES



ITEM 1 (A) NAME OF ISSUER:

           Change Technology Partners, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           20 Dayton Avenue
           Greenwich, Connecticut 06830

ITEM 2 (A) NAME OF PERSON FILING:

     The names of the persons filing this statement (the "Reporting Persons") are L.I.I., L.L.C. ("LII"); Mercantile Equity Partners III, L.P. ("MEP, LP"); Mercantile Equity Partners III, L.L.C. (MEP, LLC"); Michael A. Reinsdorf; The Edelson Family Trust dated September 17 1997 ("the Trust"); and I. Steven Edelson.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

     The address of the principal office of each of L.I.I.; MEP, LP; MEP, LLC;
I. Steven Edelson and Michael A. Reinsdorf is c/o Mercantile Capital Group, 1372 Sherman Road, Northbrook, Illinois, 60062. The address of the Trust is c/o I. Steven Edelson, 3010 Floral Drive, Northbrook, Illinois 60062.

ITEM 2 (C) CITIZENSHIP:

     L.I.I. is a Delaware limited liability company. MEP, LP is a limited partnership organized under the laws of the State of Illinois. MEP, LLC is a limited liability company organized under the laws of the State of Illinois. The Trust was formed in Illinois. Mr. Reinsdorf and Mr. Edelson are citizens of the United States of America.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2 (E) CUSIP NUMBER

           159 111 103

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP NO. 159 111 103                 13G                     PAGE 9 OF 14 PAGES



     (e) [ ] An investment advisor in accordance withss.240.13d -1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:
         L.I.I.
         ------
The aggregate number of shares of Common Stock that L.I.I. beneficially owns is 3,000,000 ("the Shares") upon conversion of 75,000 shares of Series B Preferred Stock. The Shares constitute approximately 6.3% of the outstanding shares of the Common Stock.

         MEP, LP
         -------
As the managing member of L.I.I., MEP, LP may be deemed to beneficially own the Shares which constitute approximately 6.3% of the outstanding shares of the Common Stock.

         MEP, LLC
         --------
As the general partner of MEP, LP, MEP, LLC may be deemed to beneficially own the Shares which constitute approximately 6.3% of the outstanding shares of the Common Stock.

         Mr. Reinsdorf, Mr. I. Steven Edelson, The Trust
         -----------------------------------------------
As the managing members of MEP, LLC, each of Mr. Reinsdorf, Mr. Edelson and the Trust may be deemed to beneficially own the Shares which constitute approximately 6.3% of the outstanding shares of the Common Stock.

     (b) Percent of class:
The Reporting Persons beneficially own 3,000,000 shares of Common Stock representing 6.3% of the company's outstanding Common Stock as of September 18, 2000.

CUSIP NO. 159 111 103                 13G                    PAGE 10 OF 14 PAGES



     (c) Number of shares as to which such person has:

         L.I.I.; MEP, LP; MEP, LLC
         -------------------------

(i)   Sole power to vote or to direct the vote: 3,000,000
(ii)  Shared power to vote or to direct the vote: none
(iii) Sole power to dispose or to direct the disposition of: 3,000,000
(iv)  Shared power to dispose or to direct the disposition of: none

         Mr. Reinsdorf, Mr. I. Steven Edelson, The Trust
         -----------------------------------------------

(i)   Sole power to vote or to direct the vote: none
(ii)  Shared power to vote or to direct the vote: 3,000,000
(iii) Sole power to dispose or to direct the disposition of: none
(iv)  Shared power to dispose or to direct the disposition of: 3,000,000

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     This item is not applicable

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

     This item is not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             PAGE 11 OF 14 PAGES



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: September 22, 2000



                            L.I.I., L.L.C., a Delaware limited liability company


                            By: Mercantile Equity Partners III, L.P., an Illinois limited partnership, its Managing Member

                                   By:    Mercantile Equity Partners III,
                                          L.L.C., an Illinois limited liability
                                          company, its General Partner


                                          By:    /s/ I. Steven Edelson
                                                 ---------------------
                                          Name:  I. Steven Edelson
                                          Title: Managing Member





                            MERCANTILE EQUITY PARTNERS III, L.P., an Illinois limited partnership


                            By: Mercantile Equity Partners III, L.L.C., an Illinois limited liability company, its Managing Member

                                   By:    /s/ I. Steven Edelson
                                          ---------------------
                                   Name:  I. Steven Edelson
                                   Title: Managing Member




                            MERCANTILE EQUITY PARTNERS III, L.L.C., an Illinois limited liability company


                            By:    /s/ I. Steven Edelson
                                   ---------------------
                            Name:  I. Steven Edelson
                            Title: Managing Member

                                                             PAGE 12 OF 14 PAGES



                            MICHAEL A. REINSDORF


                            /s/ Michael A. Reinsdorf
                            ------------------------
                            Michael A. Reinsdorf





                            THE EDELSON FAMILY TRUST DATED SEPTEMBER 17, 1997


                            By:    /s/ I. Steven Edelson
                                   ---------------------
                            Name:  I. Steven Edelson
                            Title: Trustee





                            I. STEVEN EDELSON


                            /s/ I. Steven Edelson
                            ---------------------
                            I. Steven Edelson

                                                             PAGE 13 OF 14 PAGES



                                    EXHIBIT A

                        Agreement Relating to the Filing
                       of Joint Statements on Schedule 13G
                            Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.


Date: September 22, 2000




                            L.I.I., L.L.C., a Delaware limited liability company


                            By: Mercantile Equity Partners III, L.P., an Illinois limited partnership, its Managing Member

                                   By:    Mercantile Equity Partners III,
                                          L.L.C., an Illinois limited liability
                                          company, its General Partner

                                          By:    /s/ I. Steven Edelson
                                                 ---------------------
                                          Name:  I. Steven Edelson
                                          Title: Managing Member





                            MERCANTILE EQUITY PARTNERS III, L.P., an Illinois limited partnership


                            By: Mercantile Equity Partners III, L.L.C., an Illinois limited liability company, its Managing Member

                                   By:    /s/ I. Steven Edelson
                                          ---------------------
                                   Name:  I. Steven Edelson
                                   Title: Managing Member

                                                             PAGE 14 OF 14 PAGES



                            MERCANTILE EQUITY PARTNERS III, L.L.C., an Illinois limited liability company


                            By:    /s/ I. Steven Edelson
                                   ---------------------
                            Name:  I. Steven Edelson
                            Title: Managing Member






                            MICHAEL A. REINSDORF


                            /s/ Michael A. Reinsdorf
                            ------------------------
                            Michael A. Reinsdorf





                            THE EDELSON FAMILY TRUST DATED SEPTEMBER 17, 1997


                            By:    /s/ I. Steven Edelson
                                   ---------------------
                            Name:  I. Steven Edelson
                            Title: Trustee





                            I. STEVEN EDELSON


                            /s/ I. Steven Edelson
                            ---------------------
                            I. Steven Edelson